SPECTRUM ADVISORY SERVICES, INC.

1050 Crown Pointe Parkway, Suite 750

Atlanta, GA 30338

Letter Agreement

November 12, 2012

To:	Unified Series Trust

2960 N. Meridian Street, Ste. 300

Indianapolis, IN 46208

Dear Ladies and Gentlemen:

You have engaged us to act as the sole investment adviser to the Marathon Value Portfolio (the “Fund”), a series of the Unified Series Trust, an Ohio business trust (the “Trust”), pursuant to a Management Agreement approved by the Board of Trustees.

Effective as of March 1, 2013, we hereby agree to waive our advisory fee and/or reimburse expenses of the Fund, but only to the extent necessary to maintain the Fund’s total annual operating expenses (excluding brokerage fees and commissions; taxes, borrowing costs, such as (a) interest and (b) dividend expenses on securities sold short; any 12b-1 fees; any indirect expenses, such as fees and expenses incurred by other investment companies in which the Fund may invest; and extraordinary litigation expenses) at 1.25% of the Fund’s average daily net assets. This Agreement shall continue in place until the earlier to occur of February 28, 2014, or such date as the Fund is terminated or liquidated in accordance with the provisions of the Trust’s Declaration of Trust or Bylaws. We understand that we may not terminate this Agreement prior to such date, except that we may voluntarily agree to lower the expense cap below 1.25%.

Any waiver or reimbursement by us is subject to repayment by the Fund in the three fiscal years following the fiscal year in which the particular waiver or reimbursement occurred; provided that the Fund is able to make the repayment without exceeding the 1.25% expense limitation.

Very truly yours,

Spectrum Advisory Services, Inc.

By:	/s/ Marc Heilweil
Name:	Marc Heilweil
Title:	President

Acceptance

The foregoing Letter Agreement is hereby accepted.

Unified Series Trust

By:	/s/ John C. Swhear
John C. Swhear, Interim President